3 April 2006

SUPPL

旺-旺

06012577

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture Agreement and Incorporation of Subsidiaries
2) Joint Venture Agreement and Incorporation of Subsidiaries

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at email : <u>emilyang@wantwant.com.sg</u> or Tel : (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

RECEIVED
2006 APR 17 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 4/17

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax : 65-62211588
Co. Reg. No. 199507660Z

Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax : 86-21-64466771

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

JOINT VENTURE AND INCORPORATION OF SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce on the following:-

(i) JOINT VENTURE WITH MR YUAN MU LIN

I Lan Foods Industrial Co., Ltd ("I Lan"), a wholly owned subsidiary of the Company, has entered into a joint venture agreement with Mr Yuan Mu Lin for the incorporation of a joint venture company in Taiwan, known as "Yishu Media Creative Technology Co., Ltd" ("YMCTCL"), with the following shareholding proportions:

I Lan	59.46%
Mr Yuan Mu Lin	40.54%

YMCTCL has a registered capital of NT$27.75 million (approximately US$837,000) and its principal activities include businesses relating to advertising, product design, publishing and event organising.

(ii) INCORPORATION OF NEW SUBSIDIARIES

The Company has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
Chengdu Ming-Want Dairy Ltd	Chengdu City, High Tech Development Zone	US$7 million	Manufacturing, processing and distribution of various types of milk powder, condensed milk, cheese, fresh milk, yogurt and other related dairy products and beverages
Ningbo Want Want Plant Biotechnology Co., Ltd	Zhejiang Province, Ningbo City, Jiang Bei District	US$500,000	Breeding and sales of plants and related businesses
Suzhou Want Want Tourism Development Co., Ltd	Jiangsu Province, Suzhou City, Xiang Cheng District, Yang Cheng Lake	US$10 million	Leisure tourism activities/ services including restaurants, lodgings, farming, entertainment and sports etc

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2006. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 15/03/2006 to the SGX

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

JOINT VENTURE AND INCORPORATION OF SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce on the following:-

(i) JOINT VENTURE WITH SHANGHAI TONG YUE INDUSTRIAL CO., LTD AND MS ASAI KEIKO

Want Want (China) Investment Co., Ltd, a wholly owned subsidiary of the Company, has entered into a joint venture agreement with Shanghai Tong Yue Industrial Co., Ltd and Ms Asai Keiko for the incorporation of a joint venture company in the People's Republic of China, known as "Shanghai Jin Want Health & Leisure Co., Ltd" ("SJWHLCL"), with the following shareholding proportions:

Want Want (China) Investment Co., Ltd	60%
Shanghai Tong Yue Industrial Co., Ltd	30%
Ms Asai Keiko	10%

SJWHLCL has a registered capital of US$150,000 and its principal activities are health and fitness related activities/services.

(ii) INCORPORATION OF NEW SUBSIDIARIES

The Company has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
Guangzhou Xiang-Want Foods Ltd	Guangzhou Economic and Technological Development Zone, Yonghe Economic Zone	US$9 million	Research, development, production and sales of candy products, sugar products, beverages and dairy products
Jiangxi Want Want Foods Ltd	Jiangxi Province, Shanggao County, Technological Industrial Zone	US$1.5 million	Manufacturing, processing and distribution of various types of food products, baked products, biscuits and other related products and services

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2006. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 20/03/2006 to the SGX